Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio data)

												Nine Months
		Fiscal Year (1)										Ended
		2001		2002		2003		2004		2005		October 29, 2006
	Earnings Before Income Taxes	$4,957		$5,872		$6,843		$7,912		$9,282		$7,829
Less:	Capitalized Interest	(84)		(59)		(50)		(40)		(51)		(34)
	Add:
	Portion of Rental Expense under operating leases deemed to be the equivalent of interest	122		132		145		170		191		230
	Interest Expense	110		96		112		110		194		298
	Adjusted Earnings	$5,105		$6,041		$7,050		$8,152		$9,616		$8,323

	Fixed Charges:
	Interest Expense	$110		$96		$112		$110		$194		$298
	Portion of Rental Expense under operating leases deemed to be the equivalent of interest	122		132		145		170		191		230
	Total Fixed Charges	$232		$228		$257		$280		$385		$528

	Ratio of Earnings to Fixed Charges (2)	22.0	x	26.5	x	27.4	x	29.1	x	25.0	x	15.8	x

(1)       Fiscal years 2005, 2004, 2003, 2002, and 2001 refer to the fiscal years ended January 29, 2006, January 30, 2005, February 1, 2004, February 2, 2003 and February 3, 2002, respectively.  Fiscal year 2001 consisted of 53 weeks.

(2)       For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before income taxes plus fixed charges, excluding capitalized interest.  “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest.  The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes)+(fixed charges)-(capitalized interest)

(fixed charges)